Exhibit I

NIAGARA INTERNATIONAL CAPITAL LIMITED

EXCESS NET CAPITAL
DECEMBER 31, 2015

Pursuant to Rule 15c3-1 of the Securities and Exchange Commission (the Net Capital Rule), the Company has the following excess net capital at December 31, 2015:

TOTAL ASSETS			$	385,317
Less: Total liabilities				181,348
NET WORTH				203,969
Less: Non-allowable assets				(92,521)
TENTATIVE NET CAPITAL				111,448
Less: Undue concentration				-
Less: Haircuts				(720)
NET CAPITAL				110,728
NET CAPITAL REQUIREMENTS				
6 2/3% of aggregate indebtedness	$	12,090		
Minimum requirement	$	5,000		
Greater of above				12,090
EXCESS NET CAPITAL			$	98,638

RECONCILIATION WITH COMPANY'S COMPUTATION (INCLUDED IN PART II OF FORM X-17A-5 AS OF DECEMBER 31, 2015)

Net capital, as reported in Company's part II (unaudited) FOCUS report	$	56,396
Audit adjustments (net)		54,332
Final net capital	$	110,728

The accompanying notes are an integral part of these exhibits.